EXHIBIT 1.01

AXALTA COATING SYSTEMS LTD.
CONFLICT MINERALS REPORT
REPORTING PERIOD ENDED DECEMBER 31, 2016

Introduction
This Conflict Minerals Report (this “Report”) for Axalta Coating Systems Ltd. is filed as an exhibit to Form SD pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2016 (the “Reporting Period”). In this Report, unless the context otherwise indicates, "Axalta," "we," "us," the "Company" and "our" mean Axalta Coating Systems Ltd.
The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement certain reporting and disclosure requirements for SEC registrants that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of their products. Form SD defines “conflict minerals” as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are currently limited to tin, tantalum and tungsten (collectively, the “Conflict Minerals”).
Axalta is a leading global manufacturer, marketer and distributor of high performance coatings systems. We are required to make filings pursuant to the Rule because we determined that the Conflict Mineral tin, or tin compounds, was necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period.
Reasonable Country of Origin Inquiry and Determination
As noted above, we determined that the Conflict Mineral tin, or tin compounds, was necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period. As a result, for the Reporting Period, we conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the necessary Conflict Minerals contained in our products originated or may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and was not from recycled or scrap sources.
Axalta manufactures coatings for performance and transportation end markets. Our products are highly complex, typically containing hundreds of components from many suppliers throughout the world. We may purchase the same materials from multiple different suppliers and distributors. These suppliers and distributors often obtain their materials from lower tier suppliers. Accordingly, our supply chain is complex and identifying the ultimate source of materials supplied to us is difficult.

Axalta has a comprehensive process for tracking ingredients contained in our products including the change of ingredient or source, which is designed to account for each component and to enable Axalta to trace the source of the component. This process also helps to ensure that Axalta becomes aware of potential Conflict Minerals in our products as they are integrated into our supply chain. Our operations use materials, such as pigments and catalysts, which are available from numerous sources. We generally purchase raw materials as needed to meet our customers’ needs.
Typically, tantalum, gold and tungsten are not used in Axalta’s products, although their possible purchase and use is reviewed regularly. Axalta’s supply chain does include tin or tin compounds. All the tin products are purchased from major chemical or pigment manufacturers; none is purchased directly from any smelter.
Axalta requires sourcing from conflict free sources but imposes no restrictions regarding country of origin. Axalta believes that requiring sourcing from outside the conflict regions may negatively affect the economies of the Covered Countries. Based on the survey results described in “Results of Due Diligence”, the Company determined that the tin contained in our products may have originated from one or more of the Covered Countries. As a result, the Company conducted the due diligence on the source and chain of custody of the necessary Conflict Minerals described below.
Due Diligence
Design of Due Diligence
We have designed our due diligence procedures to conform, in all material respects, with the due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing and the related Supplements for gold and for tin, tantalum and tungsten (collectively, the "OECD Guidelines"). Selected due diligence measures in place during the Reporting Period are discussed below under the heading “Due Diligence Performed.” Sub-headings in that section conform to the headings used in the OECD Guidelines.
Due Diligence Performed
Establish strong company management systems
Conflict Minerals Policy
We established a Conflict Minerals Policy related to our sourcing of Conflict Minerals as described above and posted this policy on our website at http://www.axaltacs.com/corporate/en_US/about-axalta/sustainability/quality-.html. The inclusion of our website within this filing is not intended to incorporate by reference any materials from that website.
Internal team
Axalta works as a team to implement the Conflict Mineral Policy. This team is charged with establishing the process for complying with the policy. This includes implementation, review and communication to senior management. Members of this team include professionals from operations, sourcing, legal, regulatory and product stewardship.

We have also taken on other management systems that include the use of a third-party vendor. Through our vendor’s tool, we are able to collect and store supplier data, take surveys using a Conflict Minerals reporting template (“CMRT”), communicate with suppliers and monitor risks in our supply chain. The use of these tools has allowed us to assist our suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests.
Control systems
Axalta has a commitment to ethical and responsible business practices as demonstrated by the Axalta Code of Business Conduct and Ethics. Axalta has the same expectations of its suppliers. Axalta communicates these expectations through the Axalta Supplier Code of Conduct.
Axalta has also incorporated the following Conflict Mineral language into Axalta’s model Supplier Terms and Conditions.
This language (or substantially similar language) is incorporated as contracts are renewed or new contracts are established.
Grievance mechanism
Employees, suppliers and customers can use Axalta’s Ethics Hotline to report any violations of Axalta’s Code of Business Conduct and Ethics or compliance policies, including Axalta’s Conflict Minerals Policy.
Maintain records
We maintain company-wide document retention policies. These policies extend to the documentation accumulated in performing our Conflict Minerals due diligence procedures and requires that documentation will be retained for a period of five (5) years.
Supplier engagement
We have also communicated with suppliers potentially affected by our Conflict Minerals Policy and compliance efforts, as identified through our RCOI process, and our expectation is that they assist us in complying with our efforts related to our conflict minerals program. We have provided suppliers access to our Conflict Minerals Policy through the website above or upon request.
Identify and assess risks in the supply chain
Due to the complexity of our products and the depth, breadth and constant changes to our supply chain, it is difficult to identify sub-tier suppliers from our direct suppliers. We have relied on supplier responses to provide us with the information about the source of conflict minerals contained in the parts and components they supply to us.

Similarly, our direct suppliers also rely on information provided by their suppliers. The large majority of our suppliers provide sourcing data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a product that the supplier supplies to us, or are otherwise unable to specify the smelters or refiners used for components supplied to us. This chain of information creates a level of uncertainty and risk related to the accuracy of the information. We will continue to monitor, adapt and modify our due diligence practices to conform to the recognized industry best practices.
In accordance with OECD Guidelines, it is important to understand risk levels associated with Conflict Minerals in the supply chain. The basis of this understanding stems from smelter or refiner (“SoR”) information. Each facility that meets the Conflict-Free Sourcing Initiative (“CFSI”) definition of a smelter or refiner of a Conflict Mineral is assigned a risk of high, medium or low based on three (3) scoring criteria:

1.	Geographic proximity to the Covered Countries;

2.	Conflict-Free Smelter Program (“CFSP”) audit status;

3.	Known or plausible evidence of unethical or conflict sourcing.

In 2016, all the SoRs in the Axalta supply chain were CFSI listed; therefore further analysis under this risk assessment framework was not necessary.
We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of Conflict Minerals in our products, including (1) seeking information about smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding CFSI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable and available.
Design and implement a strategy to respond to identified risks
As per the OECD Due Diligence Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these risks from the supply chain. Furthermore, suppliers will now be guided to our third-party vendor’s learning management system to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain. For 2016, Axalta has not conducted risk mitigation activities, as no high-risk smelters were identified in the supply chain.
Carry-out independent third party audit of supply chain due diligence at identified points in the supply chain
We do not typically have a direct relationship with smelters and refiners and therefore do not perform or direct audits of these entities. However, we will rely on publicly available third party assurances and certifications, for example, through the CFSI's Conflict-Free Smelter Program.

Results of Due Diligence
Survey results
As described above, Axalta actively surveys our supply chain and reviews the responses against criteria developed to determine whether further engagement is required. These criteria include untimely responses, incomplete responses and inconsistencies within the data reported in the CMRT.
As of March 21, 2017, we received responses from 100% of our 26 surveyed suppliers for the 2016 year.
Efforts to determine mine or location of origin
Given that we do not have established relationships with the ultimate smelters and refiners from which the Conflict Minerals in our products is sourced, we have determined that requesting our suppliers to complete the CFSI Template represents our good faith effort to determine the mines or locations of origin of Conflict Minerals in our supply chain.
Based on information from CFSI, smelter or refiner, or supplier, Axalta has reason to believe that the tin or tin compounds used in Axalta’s products originate from the following countries (country of origin):
Mine Locations

Australia
Bolivia
Brazil
Burundi
China
Democratic Republic of the Congo
Indonesia
Myanmar
Peru
Rwanda
Broader regions including Asia and the Americas were included as sources from one smelter
Unknown sources (although smelters are located in countries rich in tin ores)

Smelters and refiners
Of the suppliers surveyed, many completed the CFSI template at the company, business unit or entity level and are unable to represent that tin from the processing facilities they listed had actually been included in components that they supplied to us.
For all responses that indicated a smelter, Axalta compared the facilities listed to the list of smelters maintained by the CFSI. As of March 21, 2017, we have identified all the smelters or refiners that were reported by our suppliers via the CMRT. Appendix A lists the smelters and refiners that the suppliers we surveyed reported as being in their supply chains.
Based on the smelter list provided by the 26 suppliers surveyed via the CMRTs and publicly available information, we have established that all 23 smelters reported in Axalta’s supply chain are certified Conflict-Free through the CFSI's Conflict-Free Smelter Program.  The Conflict-Free Smelter (CFS) Program is an initiative in which an independent third party audits smelter and refiner activities and determines if the smelter or refiner demonstrated that all the minerals they processed originated from conflict-free sources.  We have assessed these facilities and determined that they are low risk because of their CFSP audit status and geographic location.
Steps to be Taken
We are committed to complying with the provisions of the Rule and Regulation SD and expect to continue our efforts to improve our conflict minerals program and related due diligence. Our next steps may include, but are not limited to the following:

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Engage with suppliers and direct them to training resources, including increasing the number who utilize our third-party vendor’s learning management system, to attempt to increase our response rate and improve the content of responses to assist in our RCOI process and our efforts to determine the processing facilities for and country of origin of any Conflict Mineral with the greatest specificity possible;

•	Continue to engage suppliers and encourage them to provide responses at the product level;

•
Implement a strategy to respond to identified risk, including but not limited to, potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities; and

•
Engage any of our suppliers found to be supplying us with any Conflict Mineral from sources that support conflict in the Covered Countries to establish an alternative source that does not support such conflict.

Forward looking statements
Statements we make in this Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements relating to our compliance efforts and expected actions identified under the “Steps to be Taken” section of this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our ability to implement improvements in our Conflict Minerals program and identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2016. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Appendix A

Smelters or Refiners

ID	Metal	Smelter	CFSI*	Smelter Location
CID000315	Tin	CV United Smelting	Yes	Indonesia
CID000438	Tin	EM Vinto	Yes	Bolivia
CID000468	Tin	Fenix Metals	Yes	Poland
CID001105	Tin	Malaysia Smelting Corporation (MSC)	Yes	Malaysia
CID001173	Tin	Mineração Taboca S.A	Yes	Brazil
CID001182	Tin	Minsur	Yes	Peru
CID001337	Tin	Operaciones Metalurgical S.A.	Yes	Bolivia
CID001399	Tin	PT Artha Cipta Langgeng	Yes	Indonesia
CID001428	Tin	PT Bukit Timah	Yes	Indonesia
CID001434	Tin	PT DS Jaya Abadi	Yes	Indonesia
CID001438	Tin	PT Eunindo Usaha Mandiri	Yes	Indonesia
CID001453	Tin	PT Mitra Stania Prima	Yes	Indonesia
CID001460	Tin	PT Refined Bangka Tin	Yes	Indonesia
CID001463	Tin	PT Sariwiguna Binasentosa	Yes	Indonesia
CID001477	Tin	PT Timah (Persero) Tbk Kundur	Yes	Indonesia
CID001482	Tin	PT Timah (Persero) Tbk Mentok	Yes	Indonesia
CID001490	Tin	PT Tinindo Inter Nusa	Yes	Indonesia
CID001898	Tin	Thaisarco	Yes	Thailand
CID002036	Tin	White Solder Metalurgia e Mineração Ltda.	Yes	Brazil
CID002180	Tin	Yunnan Tin Company Limited	Yes	China
CID002530	Tin	PT Inti Stania Prima	Yes	Indonesia
CID002773	Tin	Metallo-Chimique N.V.	Yes	Belgium
CID002870	Tin	PT Lautan Harmonis Sejahtera	Yes	Indonesia

CFSI* as of 2/27/17

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The Conflict Free Sourcing Initiative offers companies independent third party audits of smelters and refiners. A successful audit will deem a smelter or refiner as “conflict free” in line with global standards. The link to CFSI may be found at the following direct link http://www.conflictfreesourcing.org/about/.

•	Yes= Smelter or refiner is compliant with the Conflict-Free Smelter Program assessment protocols.

•	No = Smelter or refiner has not begun the process to be compliant with the Conflict-Free Smelter Program assessment protocols.

•	In Process = Smelter or refiner is taking the necessary actions to become compliant with the Conflict-Free Smelter Program assessment protocols.

•	NA= Not applicable as the smelter is non-operational.